Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following employee FAQS and client FAQs were made available to all employees of HomeStreet, Inc. and HomeStreet Bank on March 31, 2025 in connection with the proposed transaction between HomeStreet, Inc. and Mechanics Bank.

Mechanics Bank – HomeStreet Bank, Inc./HomeStreet Bank Merger Information INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 3/31/25 Employee FAQs – Internal Only - Not for Public Distribution What did Mechanics Bank and HomeStreet, Inc. recently announce? On March 31, 2025 — Mechanics Bank and HomeStreet, Inc. (NASDAQ: HMST) (“HomeStreet”), the holding company of HomeStreet Bank, jointly announced today that they have entered into a definitive merger agreement (the “Merger Agreement”) providing for an all-stock business combination between HomeStreet and Mechanics Bank. Under the terms of the Merger Agreement, which was unanimously approved by the boards of directors of both companies, HomeStreet Bank will be merged with and into Mechanics Bank (the “Merger”), with Mechanics Bank surviving as a banking corporation incorporated under the laws of the State of California and as a wholly owned subsidiary of HomeStreet (the resulting holding company of Mechanics Bank following the Merger, the “combined company”). Existing shareholders of Mechanics Bank will receive common stock in HomeStreet in exchange for their Mechanics Bank shares. Upon completion of the Merger, HomeStreet will be renamed Mechanics Bancorp and remain a publicly traded company. Who is Mechanics Bank? Mechanics Bank is a 120-year-old full-service community bank based in Walnut Creek, California, with 112 branches throughout California and more than $16 billion in assets. Once combined with HomeStreet, the company will expand Mechanics Bank’s West Coast footprint and create a combined company with 168 branches and $23 billion in assets. Visit www.MechanicsBank.com to learn more. Why is HomeStreet Bank combining with Mechanics Bank? Joining forces makes great sense. Mechanics Bank, like HomeStreet, is deeply committed to their clients and local communities. Once the merger is complete, Mechanics will become a premier West Coast community bank with approximately $23 billion in total assets and 168 branch locations across the West Coast and Hawaii. Today, Mechanics Bank has one of the best deposit bases in the country. HomeStreet offers Mechanics the depth and density of our business in the Pacific Northwest and Hawaii along with additional markets in Southern California, providing Mechanics with a stronger West Coast presence. Additional benefits include: • The merger will bring together two highly respected and trusted West Coast banks with common strategies and values. Pillars in their respective markets for well over a century, Mechanics and HomeStreet are admired for their genuine, client-first cultures, strong retail franchises, and deep community ties. • The strategic merger gives our clients a substantially broader, more convenient network of banking centers in California. We do not anticipate any branch closures because of the transaction.

Mechanics Bank – HomeStreet Bank, Inc./HomeStreet Bank Merger Information INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 • The merger provides our customers with additional financial resources to support client needs. • Our increased scale will result in product and service enhancements that make banking even more convenient for our customers. • For employees of the combined bank, the merger will enhance opportunities for professional development and growth. When is the merger expected to be completed? The proposed merger is expected to receive shareholder and regulatory approvals and be completed in the third quarter of this year. It is important to remember that, until completion of the merger, HomeStreet Bank and Mechanics Bank will continue to operate as separate companies. What are some topline facts about Mechanics and HomeStreet? With a combined 224 years of service, Mechanics and HomeStreet have deep roots in their respective communities. Mechanics Bank • Founded 1905 • Total assets: $16.5 billion (as of December 31, 2024) • Employees: 1,500 • Headquarters: Walnut Creek, CA • Branches: 112 in California • Lines of business: Consumer banking and mortgage lending, business banking and lending, cash management services, commercial lending, private banking, and comprehensive wealth management and trust services. • www.MechanicsBank.com HomeStreet Bank • Founded 1923 • Total assets: $8.1 billion (as of December 31, 2024) • Employees: 883 • Headquarters: Seattle, WA • Branches: 56 in Washington, Oregon, California and Hawaii. • Lines of business: Consumer banking and mortgage lending, residential construction lending, business banking and lending, cash management services, commercial lending, insurance products and services. • www.HomeStreet.com

Mechanics Bank - HomeStreet, Inc./HomeStreet Bank Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 Will any Mechanics or HomeStreet branches close? The branch networks of Mechanics and HomeStreet complement each other extraordinarily well. With minimal market overlap, no branch closures are expected. Will the merger affect my employment? No changes are expected at this time. Given the complementary aspects of this strategic merger and the combined bank’s growth prospects, it will create new opportunities for many of our employees. In the coming months, integration teams will evaluate the organizational structure of both organizations and lay out a plan for the combined bank. Meanwhile, management understands there will be concerns about job security and continuity and are committed to updating employees on any developments. In the months ahead, we recommend our employees continue to focus on providing our customers with superior service and to recognize that change often brings opportunities. HomeStreet is committed to transparency and to keeping our employees and our clients informed as we move through this process. What will happen to the HomeStreet Bank brand? HomeStreet Bank will become Mechanics Bank. The brand attributes of Mechanics Bank are very similar to ours, which will ease the transition for our customers, employees, and communities. Mechanics is known for their relationship-based banking approach, their unwavering support for the communities where they live and work, and for their 120-year history. Who will lead the combined company? • Carl B. Webb, Chairman of the Board of Directors of Mechanics Bank. • C.J. Johnson, President and CEO of Mechanics Bank will continue as President and CEO. • Mark Mason, our current Board Chairman, CEO and President, will be serving as a consultant to Mechanics Bank following the merger. • The current officers of Mechanics Bank will be the officers of the combined company. How will this affect our clients? If my clients ask me a question about the merger, how should I respond? We ask that all our employees work to deliver a consistent message to customers, so they read and hear a unified message. As we update talking points and as integration planning evolves, communications we release to employees and customers will be posted on MyHomeStreet for your reference. Please do not share or distribute our employee Q&As or FAQs as these are for internal employee use only. You may also direct customers to the press release announcement and the investor deck located on ir.homestreet.com should they request additional information. As we move through the shareholder and regulatory approvals and the integration process, HomeStreet clients will receive timely updates, in accordance with all disclosure laws and regulations, via branch displays, our website, written correspondence and other channels. Will compensation and benefits change? Upon receipt of regulatory approval and the merger closing, HomeStreet employees will be carefully mapped into the appropriate compensation plans at Mechanics Bank. Any changes to compensation will be clearly communicated.

Mechanics Bank - HomeStreet, Inc./HomeStreet Bank Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 What happens next (before regulatory approval)? Mechanics will retain the services of a third-party to help us navigate the complex job of planning for integration. More information on next steps, participation and planning will be shared as soon as it’s available. I have never been involved in a merger and am not sure what to expect. What should I do? Your Human Resources (HR) department and your supervisor or management team will each have information to share at various times. You should continue to perform your job at the direction of your manager and if you have questions, simply ask. You may have a chance to develop new working relationships and to learn new skills to help grow your own skillsets along the way. Until additional information and guidance is provided, every employee should continue in a ‘business-as-usual' manner. One of the biggest challenges during a time like this is the flow of information. A Merger Resources Center page has been created on MyHomeStreet so you may easily reference merger-related communications that have already been shared. You should feel free to ask your supervisor questions to get the answers you need. During M&A transactions like this, it is possible senior leaders may not have the answers to some questions. The experiences you will have will be individual to you, yet you are not alone. We will work together and support each other. It is important during this time that you support your fellow employees. What if I have additional questions that are not covered in the Q&A? If you have personal questions about your situation, you may send an email to hr@homestreet.com. If you would like guidance on how to find important information or if you feel you need additional resources please reach out to your supervisor or HR. As a reminder, HomeStreet Bank offers all employees access to our free Employee Assistance Program (EAP). This service, staffed by experienced clinicians, gives you access to issues that matter to you like confidential counseling, work-life needs, legal information and consultation, and financial resources and tools. What should I say if I am contacted by the media or receive inquiries from individuals outside the company? Please follow our current policy and procedures and direct any media inquiries to our Corporate Marketing Director, Misty Ford, at misty.ford@homestreet.com, 253-363-1317. Cautionary Note Regarding Forward Looking Statements When used in this all-employee FAQ document and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and

Mechanics Bank - HomeStreet, Inc./HomeStreet Bank Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward- looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank.

Mechanics Bank - HomeStreet, Inc./HomeStreet Bank Merger Information – INTERNAL USE ONLY INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 Investors and security holders are urged to read the Registration Statement on Form S-4 and the joint Consent solicitation statement/proxy statement/prospectus included within the Registration Statement on Form S-4 when it becomes available, as well as any other relevant documents filed with the SEC in connection with the transaction or incorporated by reference into the Consent solicitation statement/joint proxy statement/prospectus, because they will contain important information regarding Homestreet, HOMESTREET BANK, Mechanics Bank, the transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Mechanics Bank – HomeStreet Bank, Inc./HomeStreet Bank Merger Information Page 1 of 3 INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 Information for HomeStreet Bank Customers (INTERNAL REFERENCE ONLY – DO NOT DISTRIBUTE) Please use this information to support your communication with HomeStreet Bank clients. Do not give this document to customers. Also, if you receive a call from the news media about the merger, please do not comment. Direct the reporter or the reporter’s inquiry to our Corporate Marketing Director, Misty Ford — Misty Ford, misty.ford@homestreet.com (253) 363-1317 For full public details, refer clients to the merger announcement press release and related investor deck available on ir.homestreet.com. A link is also available on the homepage of homestreet.com General Statement California-based Mechanics Bank and Seattle-based HomeStreet, Inc. have announced a strategic merger agreement under which HomeStreet Bank will be merged with and into Mechanics Bank. Pending regulatory and shareholder approvals, the proposed merger is expected to be completed in the third quarter of this year. The merger will give you and all our customers a substantially broader, more convenient network of banking centers — 168 in all — in California, Oregon, Washington and Hawaii. It will also result in a greater capacity and wherewithal to meet their banking and lending needs. Frequently Asked Questions Who is Mechanics Bank? Mechanics Bank is a 120-year-old full-service community bank based in Walnut Creek, California, with 112 branches throughout California and more than $16 billion in assets. Once combined with HomeStreet, the company will expand Mechanics Bank’s West Coast footprint and create a combined company with 168 branches and $23 billion in assets. Visit www.MechanicsBank.com to learn more. Why did the parties choose to combine? The combination will create a premier community bank operating along the West Coast and Hawaii. Both companies bring a highly personalized, relationship style of banking to their respective customer bases. Once the merger is complete, the combined company will become the third largest West Coast and California bank as measured by deposits1 and the most profitable among West Coast banks.2 It’s an exciting opportunity for all of us to grow. Additional benefits include: • The merger will give you and all our clients a substantially broader, more convenient network of banking centers — 168 in all — in California, Oregon, Washington and Hawaii. As well, it will result in a greater capacity and wherewithal to meet their banking and lending needs.

Mechanics Bank – HomeStreet Bank, Inc./HomeStreet Bank Merger Information Page 2 of 3 INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 • This combination of two complementary banks is poised to deliver a lower-risk, well-capitalized, core funded balance sheet, reducing the overall risk profile and bringing significant benefits to all our respective stakeholders. • The combined entity will have attractive positions in both its product suite and West Coast market footprint, as well as a diversified loan portfolio and continued lending capabilities across various asset classes, geographies, and industry verticals. • We believe the combined company will also create new opportunities for our employees and enable us to attract and retain top talent. • Both organizations share a deep commitment to supporting and giving back to the communities we serve. When is the merger expected to be completed? It is expected the proposed merger will receive shareholder and regulatory approvals and be completed in the third quarter of this year. How does the acquisition strengthen customer service following the transaction? • With $23 billion in expected pro-forma assets at merger close, the combined company is expected to materially outperform most West Coast and high multiple trading national banks. • The Mechanics team brings additional talent to enhance our capabilities across this expanded footprint. • Mechanics Bank has a full-service wealth management and trust business which is a needed service for our private client group. • The combination will create increased lending and service capabilities across asset classes, geographies, and industry types. What will change for me as a HomeStreet Bank customer? The HomeStreet Bank name will be replaced with Mechanics Bank, however, you will continue to be serviced by the same familiar staff, branches, products and services you are accustomed to. No retail branches are planned to be closed. Our respective branch networks complement each other extraordinarily well. We do not expect any changes due to the merger. How will the merger affect me? When will I notice changes? You should not notice any changes throughout the proposed merger and eventual integration processes. We will continue to operate with the same familiar staff, branches, products, and services you are accustomed to. However, as with any changes we make, should there be something that affects you, we will let everyone know via our usual communication channels at the appropriate time. Where can I get more information about the merger announcement? Please visit our homepage of HomeStreet.com for a link to the press release and related investor deck.

Mechanics Bank – HomeStreet Bank, Inc./HomeStreet Bank Merger Information Page 3 of 3 INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 I am a Mechanics Bank customer. Who do I contact there? For General Banking Customer Care, please call 800.797.6324. I am a Mechanics Bank investor/shareholder and I have questions about this merger. Who can I talk to? Mechanics Corporate Communications Greg Jones 916.797.8218 gregory_jones@mechanicsbank.com 1Includes banks headquartered in California, Oregon, and Washington with less than $250bn total assets. 2West coast banks include BANC, BANR, BOH, CVBF, FHB, FIBK, GBCI, HFWA, HTBK, PPBI, TCBK and WAFD. Cautionary Note Regarding Forward Looking Statements When used in this client statement and FAQ internal communications document and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward- looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward- looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with

Mechanics Bank – HomeStreet Bank, Inc./HomeStreet Bank Merger Information Page 4 of 3 INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S- 4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of

Mechanics Bank – HomeStreet Bank, Inc./HomeStreet Bank Merger Information Page 5 of 3 INTERNAL USE ONLY | Not for Public Distribution | March 31, 2025 HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “HomeStreet Corporate Governance and Other Matters,” “2023 Executive Compensation Program,” “2023 Summary Compensation Table” and “Principal Shareholders of HomeStreet” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders held on June 18, 2024, as filed with the SEC on Schedule 14A on May 16, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1518715/000155278124000348/e24254_hmst-defm14a.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.